Exhibit (a)(5)(C)

Contact Information:

Investors:
Weight Watchers International, Inc.	Brainerd Communicators, Inc.
Sarika Sahni	Corey Kinger
Investor Relations	(212) 986-6667
(212) 589-2751

WEIGHT WATCHERS ANNOUNCES PRELIMINARY RESULTS OF ITS SELF-TENDER OFFER

New York, January 19, 2007 — Weight Watchers International, Inc. (NYSE: WTW) announced today the preliminary results of its “modified Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on January 18, 2007. The Company expects to accept for payment an aggregate of 8,300,000 shares of its common stock at a purchase price of $54.00 per share. These shares represent approximately 8.5% of the Company’s outstanding shares as of November 30, 2006.

The Company has been informed by the depositary for the tender offer that the preliminary proration factor for the tender offer is approximately 99.1%. Based on the preliminary count by the depositary for the tender offer, an aggregate of 8,683,754 shares were properly tendered and not withdrawn at or below a price of $54.00, including 3,092,360 shares that were tendered through notice of guaranteed delivery. The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final price per share and the final proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter and is currently anticipated to occur on January 26, 2007. Any shares properly tendered and not purchased due to proration or conditional tenders will be returned to the tendering shareholders.

Additionally, based on the preliminary count, the Company expects to purchase 10,206,436 shares from Artal Holdings Sp. z o.o., its majority shareholder, at a purchase price of $54.00 per share. The Company previously announced an agreement with Artal to purchase a number of shares of common stock at the price established by the tender offer so that Artal’s percentage ownership interest in the Company’s outstanding shares of common stock after the tender offer and such purchase from Artal will be substantially equal to its current level. The determination of the final number of shares to be purchased from Artal and the final price per share is subject to the determination of the final number of shares to be purchased in the tender offer and the final price per share in the tender offer.

The tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated December 18, 2006, in which the Company offered to purchase up to 8.3 million shares at a price not less than $47.00 per share and not greater than $54.00 per share, that were filed as exhibits to the Company’s Schedule TO filed with the Securities and Exchange Commission on December 18, 2006, as amended on January 11, 2007.

Credit Suisse Securities (USA) LLC is the dealer manager, Georgeson Inc. is the information agent and Computershare Trust Company, N.A. is the depositary for the tender offer. All inquiries about the tender offer should be directed to Georgeson Inc. at 866-785-7396 in the United States and Canada and 212-440-9800 for all other countries.

About Weight Watchers International, Inc.

Weight Watchers International, Inc. is the world’s leading provider of weight management services, operating globally through a network of Company-owned and franchise operations. Weight Watchers holds over 48,000 weekly meetings where members receive group support and education about healthy eating patterns, behavior modification and physical activity. WeightWatchers.com provides innovative, subscription weight management products over the Internet and is the leading Internet-based weight management provider in the world. In addition, Weight Watchers offers a wide range of products, publications and programs for those interested in weight loss and weight control.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions concerning future events. These statements are subject to risks, uncertainties, assumptions and other important factors. Readers are cautioned not to put undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied. The reports filed by the Company pursuant to United States securities laws contain discussions of these risks and uncertainties. Weight Watchers International assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are advised to review our filings with the United States Securities and Exchange Commission (which are available from the SEC’s EDGAR database at http://www.sec.gov, at various SEC reference facilities in the United States and via the Company’s website at http://www.weightwatchersinternational.com).

#  #  #